ENGLISH SUMMARY

                        FARMACIAS BENAVIDES, S.A. DE C.V.

                           BOARD OF DIRECTORS MEETING

                                JANUARY 22, 2003

                                     9:30 AM

     In the City of Guadalupe, Nuevo Leon, pursuant to the resolution of the meeting of the Board of Directors of Farmacias Benavides, S.A. de C.V. (the "Company") of October 23, 2003, it being 9:30 a.m. this 22nd day of January 2004, in the distribution center of the Company, located in the Industrial Park Kalos-Guadalupe, 611 Calle Mecenas 600, Colonia 18 de Marzo, Guadalupe, Nuevo Leon, Mexico, gathered the members of the board of directors whose names and signatures appear on the attendance list attached hereto as Annex A, for the meeting of the board of directors of the Company, which was legally convened pursuant to the bylaws of the Company by the January 7, 2004 notice, a copy of which is attached hereto as Annex B.

     During the meeting, the following people were present: Alexander Fernandez Montenegro, as advisor to the board of directors of the Company, Mario Valdivia Bernstein and Walter Antonio Ernesto Westphal Urrieta, as special invitees of the board of directors, and the following Company executives: Jaime Enrique Poblete Stambuk, chief executive officer, Enrique Mendoza Diaz, chief operations officer, Alberto Gustavo Herana Herana, chief commercial officer, Mario Perales Juarez, general counsel, Julian Restrepo Ochoa, chief logistics officer, Elmer Torres Cortes, chief pharmacy officer, and Fernando Miguel Benavides Sauceda, a chief systems officer.

     Pursuant to the bylaws of the Company, Jaime Macario Benavides Pompa, as president of the board of directors, presided over the meeting after the secretary of the Board of Directors, Mario Perales Juarez, confirmed the attendance of the members of the board of directors.

     Thereafter, with nine of the eleven members of the board of directors of the Company in attendance, and a quorum therefore present, the president declared the meeting to be in order pursuant to article sixteen of the bylaws of the Company and requested that the secretary of the board of directors present the order of the day:

                                Order of the Day

                                    * * * * *

IX.2 Granting of Powers

     The president proposed to the members of the board of directors present that various officers of the Company be granted power to legally represent the Company. The following resolutions were approved unanimously:
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                                   Resolutions

     (1) The following powers are hereby granted pursuant to this act:

                                    * * * * *

     V. The following powers are granted to Walter Antonio Ernesto Westphal Urrieta, Enrique Mendoza Diaz, Jaime Enrique Poblete Stambuk, Alberto Gustavo Herane Herane, Fernando Miguel Benavides Sauceda and Mario Perales Juarez, to be exercised by any one of these designated officials:

     (a) Special power for administrative acts to effectuate the cancellation and complete all requirements related to the cancellation of the shares placed in the international capital markets through the American Depositary Receipts
(ADR) program.

                                    * * * * *

     There being no other matters to discuss, the meeting was concluded and the resolutions taken for recording.

     Signed by Jaime Macario Benavides Pompa, President

     Signed by Mario Perales Juarez, Secretary

                                    * * * * *

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